

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Joy Yi Hua
Chief Executive Officer
Acri Capital Acquisition Corp
13284 Pond Springs Road, Suite 405
Austin, Texas 78729

>   **Re: Acri Capital Acquisition Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 30, 2023**
>   **File No. 001-41415**

Dear Joy Yi Hua:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1. We note disclosures in your Definitive Proxy Statement filed on June 7, 2023 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Arila E. Zhou, Esq.